Partial Cancellation of Stock Options Granted in 2006 and 2007

On August 28, 2007, Shinhan Financial Group (the “Group”) decided to cancel 10,600 shares of stock options granted in 2006 and 2007 through the resolution of its Board of Directors. Under Article 14, Paragraph 10, Subparagraph 1 of the Group’s Article of Incorporation, Shinhan Financial Group can cancel previously granted stock options upon BOD approval if grantees voluntarily resign from the Group or cause the Group material damage either intentionally or by accident. Following the cancellation, the total number of stock options outstanding decreased to 8,409,437 shares as of August 28, 2007.

The followings are the details of the cancelled stock options:

<Cancellation of granted stock options>

Employees	Granted in 06	Granted in 07	Total
2 Shinhan Bank employees, 1 Good Morning Shinhan Securities employee	3,100 shares	7,500 shares	10,600 shares